

June 14, 2011

Via Email
Mr. Jonathan M. Peacock
EVP & Chief Financial Officer
Amgen, Inc.
One Amgen Center Drive
Thousand Oaks, CA 91320

> **Re:** **Amgen, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **File No. 0-12477**

Dear Mr. Peacock:

We have reviewed your May 13, 2011 response to our April 15, 2011 letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide this information. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Research and Development and Selected Product Candidates, page 33

1. We acknowledge your response to our comment one. Given that the R&D function is an integral and material component, we believe that disclosure of the costs incurred should not be limited to aggregate R&D costs incurred. With this view in mind, please provide us proposed revised disclosure to be included in your future periodic reports that contains the following information:
   - MD&A disclosure of the composition of the total R&D expense shown in the financial statements for each period presented by major function as indicated on page six of your response. Also, please separately discuss significant variations in expenses incurred by each function in your results of operations discussion; and
   - a summary of the activity of your late projects from the prior year indicating the number of projects at the beginning of the year, the number of projects added, the number deleted and the number at the end of the year. We believe such summary information is consistent with managing R&D on a portfolio basis and provides a

Mr. Jonathan M. Peacock
Amgen, Inc.
June 14, 2011
Page 2

straight-forward understanding of the activity in the projects closest to commercialization. Separately disclose the reasons behind deletion from the portfolio, separately identifying deletions resulting from scientific failure to meet safety or efficacy thresholds versus economic considerations including the cost of development or competitive position.

2. We acknowledge your response to bullet point five of our comment one. Please provide us proposed disclosure to be included in future periodic reports of the significant patents associated with each of your phase III projects and their expiration dates in order to help provides necessary context.

Notes to Consolidated Financial Statements

19. Contingencies and commitments

Contingencies, page F-38

3. In your response to our comment six you indicate that you cannot make reasonable estimates of probable losses associated with the matters you disclose. Please clarify for us why you cannot estimate a range of reasonably possible losses, given your presumed experience with various types of litigation and other contingencies and the varying stages of the identified contingencies. In your response, please provide us:
   • An explanation of the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure;
   • An explanation of how you determine whether to continue pursuing the matter or attempt to settle instead of litigate. In other words, explain how you weigh the cost of defense in terms of both expense and the passage of time if you cannot estimate the possible loss and the probability of success or failure; and
   • Please tell us the name of any case in which the plaintiff has requested in public filings a quantified amount of relief and the amount of such relief. For each of these filings, please explain why a range of reasonably possible loss cannot be determined.

4. Regarding the MDL proceeding, you disclose that a tentative class settlement was reached in March 2008 and subsequently amended in April 2008. Please tell us the amount of settlement, why the settlement amount was not disclosed in this filing, and whether disclosure of this amount was provided in an earlier period. If not, please tell us why not.

5. Regarding the three AWP litigation cases which were not a part of the MDL proceedings for which settlement was reached, please tell us the amounts of settlements and explain why disclosure in earlier periods of a range of reasonably possible loss was apparently not provided.

6. Regarding your federal securities litigation, your disclosure indicates that the plaintiffs seek compensatory damages, amongst other things. Please tell us why a reasonably possible loss was not disclosed.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627, or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have any questions regarding the comments.   In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant